FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      For the month of November 2006 No. 2

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

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     On November 1, 2006, Tower Semiconductor announces it Seeks Active Market
Makers to Maintain Inclusion of its Convertible Debentures on Nasdaq, attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     TOWER SEMICONDUCTOR LTD.

Date: November 1, 2006                               By: /s/ Nati Somekh Gilboa
                                                     --------------------------
                                                     Nati Somekh Gilboa
                                                     Corporate Secretary


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                TOWER SEMICONDUCTOR SEEKS ACTIVE MARKET MAKERS TO
           MAINTAIN INCLUSION OF ITS CONVERTIBLE DEBENTURES ON NASDAQ

            NO IMPACT ON TOWER'S ORDINARY SHARES OR OTHER SECURITIES

MIGDAL HAEMEK, ISRAEL - November 1, 2006 - Tower Semiconductor Ltd. (Nasdaq:
TSEM; TASE: TSEM), a pure-play independent specialty foundry, today announced that it received a letter from the Nasdaq Stock Market's Listing Qualifications Department that the Company's debentures convertible into ordinary shares (Nasdaq: TSEMG; TASE: TSEM.C2) has not maintained a minimum of two active market makers, as required for continued inclusion by Marketplace Rule 4320(e)(1). In accordance with the rule, the Company has until November 27, 2006, to regain compliance.

Originally issued in January 2006, the convertible debentures may be converted at any time into the Company's ordinary shares, at a price of $1.10 per share. As of September 30, 2006, approximately $16.4 million of debentures, out of the approximately $48.2 million originally issued, have been converted into ordinary shares.

To regain compliance, at anytime before November 27, 2006, the debentures must have at least two active market makers on the Nasdaq for 10 consecutive trading days. If compliance with the rule cannot be demonstrated by November 27, 2006, the Nasdaq will provide written notification that the debentures will be delisted.

There is no impact from all the above on the listing of Tower's Ordinary Shares on the Nasdaq and on the Tel Aviv Stock Exchange (TASE), including shares which may be issued upon conversion of the debentures, and the listing of the convertible debentures on the Tel Aviv Stock Exchange. The listing of all these securities is to continue as usual.

The Company is in contact with market makers in the United States to make an active market in the debentures; however there can be no assurance that the Company will succeed in its efforts due to the low trading volume of the debentures on Nasdaq.

If the convertible debentures will be delisted from Nasdaq, in addition to their continued listing on the TASE, the convertible debentures will be freely tradable in the United States in the over-the-counter market and transactions in the debentures may be reportable on TRACE (a system operated by the NASD for the reporting of transactions in over-the-counter traded debt securities).

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent specialty wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal & RF-CMOS, and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 micron and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18 and 0.13-micron, standard and specialized process technologies, and has the current capacity of up to 15,000 200mm wafers per month. Tower's Web site is located at http://www.towersemi.com.


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SAFE HARBOR

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) the inability of the Company to obtain the market maker participation necessary for the continued trading of its January 2006 convertible debentures on the Nasdaq; and
(ii) the January 2006 convertible debentures not being quoted on TRACE. A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in our most recent Annual Report on Form 20-F, Forms F-1, F-3 and 6-K, as were filed with the Securities and Exchange Commission and the Israel Securities Authority. We do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.


CONTACT:

     TOWER SEMICONDUCTOR
     ILANIT VUDINSKY, +972 4 650 6434
     ilanitvu@towersemi.com


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